FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington; D.C.; 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule: 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month of March, 2002

EMCO LIMITED
(Translation of registrant's name into English)

620 Richmond Street, London, Ontario N6A 5J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F________ Form 40-F ✔

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934]

Yes ________ No ✔

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMCO LIMITED
(Registrant)

Date: March 7, 2002

By: [signature]
Mark F. Whitley – General Counsel and Secretary

*Print the name and title of the signing officer under his signature.

EMCO LIMITED

Quarterly Report to Shareholders
Three Months Ended
December 31, 2001

February 25, 2002

Dear fellow shareholders,

I am extremely pleased to send you our results for the fourth quarter and for the year 2001. Emco Limited net earnings and net cash flow were much stronger in 2001 resulting in a greatly improved financial position at December 31, 2001.

Financial highlights for the fourth quarter

Net earnings for the fourth quarter of 2001 were \$0.9 million or \$0.03 earnings per share on a diluted basis, a significant improvement from a loss of \$1.9 million or \$0.15 earnings per share for the same period last year. The results for the fourth quarter of 2000 included pre-tax gains on the disposals of properties of \$2.3 million or \$0.09 earnings per share and the recognition of a reduction in future income taxes amounting to \$4.0 million or \$0.26 earnings per share.

Operating earnings for the fourth quarter of 2001 were \$6.6 million compared to an operating loss of \$5.3 million in the fourth quarter of 2000. Both of Emco's segments, Distribution and Manufacturing, contributed to the increase in operating earnings.

Emco's total consolidated sales for the fourth quarter were \$300 million, down slightly from \$302 million in the same period last year.

Financial highlights for 2001

Emco's consolidated net earnings for 2001 were \$9.6 million or \$0.51 diluted earnings per share compared to net earnings of \$1.8 million or \$0.01 per share in 2000. Excluding gains on the disposals of property and income tax adjustments recorded in both years, earnings per share in 2001 were \$0.79 higher than the prior year.

Sales for the year ended December 31, 2001 were \$1.26 billion, up 1.6% from \$1.25 billion for the year 2000. Sales in 2001 for the Distribution segment declined by 3.2%, while sales for the Manufacturing segment increased by 19.5%.

Total operating earnings for the year of \$38.0 million more than doubled from the previous year's figure of \$17.4 million. The Distribution segment increased its operating earnings by \$5.9 million, while the Manufacturing segment increased its operating earnings by \$17.7 million. Expenses categorized as "Corporate and other" increased by \$3.1 million. While ongoing corporate office expenses were flat to 2000, other expenses increased because of the settlement of lawsuits from prior years and the write-offs of certain deferred charges and accruals.

Distribution's operating earnings increased by approximately 41% to $20.4 million due to better product margins in both Canada and the U.S. and lower expenses for the segment in Canada.

The Manufacturing segment's operating earnings for the year increased by approximately 183% from 2000 to $27.4 million. This increase came from a significant improvement in results for Building Products. Increases in selling prices for roofing products, together with a stabilization of raw material costs, brought product margins to a more normal historical level in 2001. Demand for these products increased in 2001 in Canada after an industry-wide decline in 2000. In addition, North American Felt, Emco's manufacturer of asphalt felt that was acquired in September 2000, contributed an incremental $6.6 million to operating earnings in 2001. Offsetting the improved results for Building Products, Metcraft experienced a decline in operating earnings as sales fell by 15% compared to 2000.

Emco Limited achieved a dramatic improvement in net cash flow in 2001, generating $70.0 million, an increase of more than $85.0 million from a usage of $15.2 million in 2000. Increased cash from earnings and improvements in asset turnover, resulting largely from reductions in Distribution inventories, were the main contributors. Emco's long-term debt was reduced by $66.1 million during the year. The Company's debt to equity ratio was 0.9:1 at December 31, 2001 down from 1.4:1 at the start of the year.

Emco's interest expense for 2001 was $3.6 million lower than the previous year as a result of lower average debt levels and lower average borrowing rates during the year, especially during the last six months.

## Seasonal Effects on Emco's Results of Operations

Emco's business consists mainly of the distribution and manufacture of building products for the residential, commercial and industrial construction markets in Canada. Construction activity in Canada is traditionally at its lowest levels during the first and last quarters of each year due to the effects of winter weather. The Company's sales volumes for both of its segments are therefore expected to be lower in the first and last quarters and higher during the second and third quarters of the year.

Emco's cash flow from its operating activities also varies significantly by quarter. A build up in inventory in the first half of the year is normally required to meet demand during the periods of higher sales volumes. Emco's investment in accounts receivable is highest in the August to October timeframe when construction activity reaches its seasonal peak. The combination of an inventory buildup and the increase in accounts receivable has usually resulted in an overall net use of cash by the Company in the first 9 months of each year (although this has not been the case in 2001 because of the reduction in inventory levels in Distribution Canada). Cash flows from operating activities are generally highest in the fourth quarter as inventory levels are reduced and outstanding accounts receivable are collected.

## Segmented Results

Operating earnings for the fourth quarter for the Distribution segment increased from a loss of $1.4 million in 2000 to a profit of $2.1 million this year. The Manufacturing segment also achieved a significant improvement in the last 3 months of 2001 as operating earnings increased to $7.2 million from a loss of $2.2 million in the same period in 2000. Corporate and other expenses for the quarter increased from $1.6 million in 2000 to $2.8 million.

## Distribution

Distribution's fourth quarter operating earnings were $3.6 million higher than 2000 levels. The key reasons for this improvement were higher product margins in Canada and the U.S. and lower operating expenses in Canada.

Distribution sales in Canada, in total, were down 5.2% from the fourth quarter last year. Industry wholesaler sales in Canada, as reported by the Canadian Institute of Plumbing and Heating (CIPH), were 7.8% higher for the quarter. Management's plan to increase focus on enhancing product margins in Canada in 2001 caused Distribution to turn down some sales at low margins.

Emco's plumbing and related product sales were up 1.2% in the fourth quarter compared to last year. Sales volumes were 11.4% higher in eastern Canada, but down in the western provinces, particularly Alberta and B.C.. Product margins for plumbing products were also higher than last year in the quarter.

Waterworks product sales were up substantially in the quarter in Québec but lower in Ontario and the western provinces. Overall waterworks sales in the fourth quarter were 14.0% lower than the same period last year. The reduction in sales revenues compared to last year is due mainly to a drop in prices of pipe as the cost of PVC resin in 2001 has fallen dramatically from last year. Despite the lower reported sales revenues, product margins for waterworks products were higher than last year in the quarter.

Industrial product sales for the fourth quarter of 2001, overall, were 3.3% below last year. Sales in western Canada have been stronger this year due to increased activity in the oil and gas sector but were lower in the fourth quarter. In eastern Canada, sales were much higher in the fourth quarter compared to 2000. Sales for Pro-Fit Piping Components, Emco's master distributor in the U.S. were up slightly in the quarter.

Product margins in 2001 in Canada have been under pressure from pricing competition in the wholesale industry. Specific actions that we have initiated, both nationally and regionally, began to have a positive effect on margins in the third quarter and margins for all product categories were higher in the fourth quarter compared to last year.

One of management's key objectives for 2001 was to improve operating results within Distribution Canada by lowering expense levels. Expenses, as a percent of sales, began to fall early in 2001 and this trend has continued throughout the year. The increased use of technology in transaction processing and new processes in supply chain management that were introduced during the last 3 years have been key factors leading to lower overall expenses. Compensation, freight, travel, information systems and professional fees were all lower in the fourth quarter and for the year. The total number of full-time employees in Distribution in Canada at the end of 2001 was 8.9% lower than a year earlier and the cost of casual and part-time help was also lower. Operating expenses in 2001 in the fourth quarter included $1.8 million in one-time expenses associated with changes that management began to make to reduce the cost of operations in British Columbia.

Manufacturing

The Manufacturing segment consists of Emco Building Products Ltd. (Building Products) and Metcraft Inc. (Metcraft). On January 01, 2002, in an internal reorganization, the business of the Building Products division was transferred to a separate wholly-owned subsidiary.

Sales for the Manufacturing segment for the three months ended December 31, 2001 were $64.9 million, an increase of 17.2% from sales of $55.4 million last year. Most of this increase in sales related to Building Products. The higher sales, together with improved product margins, contributed to an increase in fourth quarter operating earnings for the segment, compared to last year, of $9.4 million.

Industry shipments of shingles, as reported by Statistics Canada, were up 6.8% for the fourth quarter. Milder weather in November and December this year in many regions of Canada resulted in more renovation activity. The sales volumes and operating earnings for Building Products for the fourth quarter were higher than expected because of this increased renovation activity in the last two months.

A stronger renovation market in Canada, favourable weather conditions, and growth in export sales of building materials to the U.S., including the sales by North American Felt, resulted in much higher sales in the fourth quarter.

Product margins for 2001 were higher than 2000 because asphalt costs and other raw material costs stabilized in the year. In 1999 and 2000, the cost of asphalt had risen sharply and management was not able to increase the selling prices of Emco's roofing products in those years to recover all of the increases in the cost of asphalt and other raw material costs. The cost of asphalt trended down during the last half of 2001 and averaged approximately the same as 2000 for the full year.

The Company increased selling prices for its roofing products during the first six months of 2001. The combination of higher selling prices and the stabilization of raw material costs resulted in product margins for the roofing business returning to normal levels in 2001.

Wood fibre sales in the fourth quarter were higher than the same period in 2000. Sales of specialty products and increased exports were the main contributors to an increase in wood fibre sales in 2001. Management expects increased operating earnings from the wood fibre operations in 2002 because of actions taken to lower the cost of production and improve sales mix.

Sales volumes for Metcraft, Emco's U.S. based manufacturer of stainless steel products, were up 11.2% in the fourth quarter. For the full year, however, volumes have been lower than last year for both securityware and POWER SOAK®. These lower volumes reflect a weaker economy in the U.S. in 2001 that caused many of Metcraft's POWER SOAK customers, mainly owners of quick serve restaurants, to defer capital expenditures. Metcraft extended its licensing agreement to manufacture and sell POWER SOAK beyond North America in 1999 and has been establishing a market for this product in Europe. With a strengthened U.S. economy and continued expansion of sales in Europe, management expects higher volumes of sales for Metcraft in 2002.

® POWER SOAK is a registered trademark of Cantrell Industries Inc. Used under license.

Consolidated financial position and cash flows

Emco's financial position at December 31, 2001 was improved as a result of increased net earnings and strong working capital management, both of which contributed to lower levels of long-term debt.

Emco's current ratio was 2.23 to 1 at December 31, 2001 compared to 2.75 to 1 at December 31, 2000. During 2001, current assets were reduced by $38.7 million with the majority of the cash generated by this reduction used to reduce long-term debt. The ratio of total debt to total capital has improved to 0.48 to 1 at December 31, 2001 compared to 0.59 to 1 at December 31, 2000.

Days sales outstanding at December 31, 2001 decreased to 46 days from 48 days a year earlier. Consolidated bad debt expense remained at a low level of approximately 0.1% of sales in 2001. Emco manages its investment in accounts receivable through a National Credit Committee which establishes annual targets for bad debt expense and the quality of outstanding accounts.

The rate of inventory turns improved significantly to 4.6 turns in 2001 compared to 4.1 turns in 2000. Management set aggressive inventory reduction targets for Distribution Canada for 2001 and these targets were exceeded in the year.

Long-term debt levels, under the credit facility, were reduced significantly from $180.7 million at the end of 2000 to $114.6 million at December 31, 2001.

Shareholders' equity, which includes the equity component of the 6½% convertible unsecured subordinated debentures, increased by a net amount of $11.4 million in 2001.

Total net cash generated by the Company in 2001 amounted to $70.0 million, a significant increase from $15.2 million in total cash used in the previous year. Cash flows from operating activities were $80.1 million compared to cash used in operating activities of $3.4 million in 2000. This improvement was due to increased earnings and reductions in non-cash working capital. Cash used in investing activities in 2001 was $1.7 million lower than 2000.

Outlook

The Conference Board of Canada's Winter 2002 forecast states that the Canadian economy is expected to be relatively weak in the first few months of 2002 but will begin to strengthen during the year. Overall, economic growth forecasted by the Conference Board for 2002 in Canada, as measured by the percent increase in Gross Domestic Product, is 1.6%. The Conference Board has also forecast interest rates to remain relatively low in 2002.

The higher product margins that we have achieved in both segments and the lower expense levels in Distribution Canada will continue. In addition, the continuation of lower interest rates and the reductions in total debt outstanding will result in lower interest expense in 2002.

With a relatively strong economy, and based the factors I outlined above, I expect Emco's earnings per share on a diluted based to be in the range of $0.80 to $0.90 in 2002.

The programs we put in place allowed us to achieve a step change improvement in working capital levels in 2001. In 2002, I expect Emco will continue to generate positive cash flow, however, the majority of this cash flow is expected to come from earnings with a smaller amount generated by improvements in asset management.

This letter addresses the financial position of Emco limited at December 31, 2001 and the results of its operations and its cash flows for the period of three months and the year ended on that date. This letter should be read in conjunction with the detailed Management's Discussion and Analysis for the year ended December 31, 2000 and for the year ended December 31, 2001 (which will be sent to shareholders by March 31, 2002).

Sincerely,

"Douglas E. Speers"

Douglas E. Speers
President and Chief Executive Officer

Forward looking statements contained in this letter are made based on management's expectations and beliefs concerning future events and therefore involve risks and uncertainties. Actual results could differ materially from those expressed or implied.

**EMCO LIMITED**
**CONSOLIDATED FINANCIAL STATEMENTS**

**Consolidated Statements of Earnings**

| | Three months ended December 31 | | Twelve months ended December 31 | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| | (000s) | | (000s) | |
| Sales | $ 299,851 | $ 301,880 | $ 1,264,489 | $ 1,245,018 |
| Cost of sales | 226,267 | 241,914 | 978,902 | 981,109 |
| Selling and administrative expenses | 61,839 | 61,285 | 230,224 | 231,454 |
| Depreciation and amortization | 5,146 | 3,946 | 17,369 | 15,012 |
| | 293,252 | 307,145 | 1,226,495 | 1,227,575 |
| Operating earnings (loss) | 6,599 | (5,265) | 37,994 | 17,443 |
| Interest and other | 4,016 | 6,249 | 19,099 | 22,515 |
| Gains on disposals | (5) | (2,267) | (837) | (3,033) |
| | 4,011 | 3,982 | 18,262 | 19,482 |
| Earnings (loss) before income taxes | 2,588 | (9,247) | 19,732 | (2,039) |
| Income taxes | 400 | (7,300) | 8,000 | (3,800) |
| | 2,188 | (1,947) | 11,732 | 1,761 |
| Non controlling interest in a subsidiary | 1,295 | - | 2,134 | - |
| Net earnings (loss) | $ 893 | $ (1,947) | $ 9,598 | $ 1,761 |
| Earnings (loss) per share (note 3) | | | | |
| Basic | $ 0.03 | $ (0.15) | $ 0.51 | $ 0.01 |
| Diluted | 0.03 | (0.15) | 0.51 | 0.01 |

See accompanying notes to consolidated financial statements.

**Consolidated Statements of Retained Earnings**

| | Twelve months ended December 31 | |
|---|---|---|
| | **2001** | **2000** |
| | (000s) | |
| Retained earnings, beginning of year | $ 50,042 | $ 50,735 |
| Net earnings | 9,598 | 1,761 |
| Discount (premium) on repurchase of shares and convertible debentures | 584 | (804) |
| Increase in equity component of convertible debentures, net of tax | (1,740) | (1,650) |
| Retained earnings, end of year | $ 58,484 | $ 50,042 |

See accompanying notes to consolidated financial statements.

# EMCO LIMITED
## CONSOLIDATED FINANCIAL STATEMENTS

### Consolidated Balance Sheets

| | December 31 2001 | December 31 2000 |
|---|---|---|
| | (000s) | |
| **Assets** | | |
| Current assets: | | |
| Accounts receivable | $ 164,780 | $ 175,927 |
| Inventories | 198,638 | 226,446 |
| Income and other taxes receivable | - | 1,353 |
| Other | 7,542 | 5,892 |
| | 370,960 | 409,618 |
| Property, plant and equipment | 122,330 | 125,568 |
| Other long-term assets | 23,195 | 26,334 |
| Goodwill | 28,536 | 28,357 |
| | $ 545,021 | $ 589,877 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 154,437 | $ 148,728 |
| Income and other taxes payable | 11,935 | - |
| | 166,372 | 148,728 |
| Long-term debt | 114,561 | 180,676 |
| Subordinated debentures | 50,716 | 55,447 |
| Other post-retirement benefits | 9,059 | 9,111 |
| Future income taxes | 20,267 | 24,813 |
| Non controlling interest in a subsidiary | 5,216 | 3,682 |
| Shareholders' equity: | | |
| Capital stock | 68,287 | 67,187 |
| Equity component of convertible subordinated debentures | 48,150 | 47,193 |
| Retained earnings | 58,484 | 50,042 |
| Cumulative translation adjustments | 3,909 | 2,998 |
| | 178,830 | 167,420 |
| | $ 545,021 | $ 589,877 |

See accompanying notes to consolidated financial statements.

**EMCO LIMITED**
**CONSOLIDATED FINANCIAL STATEMENTS**

**Consolidated Cash Flow Statements**

| | Three months ended December 31 | | Twelve months ended December 31 | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| | (000s) | | (000s) | |
| Cash flows from operating activities | | | | |
| Net earnings (loss) | $ 893 | $ (1,947) | $ 9,598 | $ 1,761 |
| Adjustments for: | | | | |
| Depreciation and amortization | 5,400 | 4,285 | 18,393 | 15,676 |
| Gains on disposal | (5) | (2,267) | (837) | (3,033) |
| Future income taxes | (2,279) | (3,350) | (4,546) | (3,363) |
| Non controlling interest in a subsidiary | 1,295 | - | 2,134 | - |
| Changes in non-cash working capital: | | | | |
| Accounts receivable | 58,276 | 54,480 | 11,147 | 2,538 |
| Inventories | 12,721 | 15,450 | 27,808 | (9,056) |
| Accounts payable and accrued liabilities | (21,882) | (27,982) | 5,147 | (17,539) |
| Income and other taxes receivable/payable | 3,651 | (5,222) | 14,204 | 1,163 |
| Post retirement benefits | (157) | (73) | (52) | 9,111 |
| Other | (3,136) | 88 | (2,895) | (639) |
| | 54,777 | 33,462 | 80,101 | (3,381) |
| Cash flows from investing activities | | | | |
| Purchases of property, plant and equipment | (3,199) | (4,308) | (14,906) | (13,904) |
| Proceeds on disposal of property, plant and equipment | 1,346 | 7,605 | 3,110 | 9,112 |
| Increase in other long-term assets | 2,297 | (5,018) | 1,682 | (5,332) |
| Purchase of businesses | - | (909) | - | (1,735) |
| | 444 | (2,630) | (10,114) | (11,859) |
| Total cash flows from operating and investing activities | $ 55,221 | $ 30,832 | $ 69,987 | $ (15,240) |
| Cash flows from financing activities | | | | |
| Increase (decrease) in long-term debt | $ (52,415) | $ (29,192) | $ (64,749) | $ 23,235 |
| Repurchases of subordinated debentures | (962) | - | (3,030) | (2,178) |
| Repurchase of common shares | - | - | - | (4,252) |
| Reduction of debt component of 6½% debentures | (1,808) | (1,824) | (2,708) | (2,503) |
| Distribution to non controlling interest | (250) | - | (600) | - |
| Issue of common shares | 214 | 184 | 1,100 | 938 |
| | $ (55,221) | $ (30,832) | $ (69,987) | $ 15,240 |

See accompanying notes to consolidated financial statements.

# EMCO LIMITED
## CONSOLIDATED FINANCIAL STATEMENTS

**Notes to Consolidated Financial Statements**

1. **Significant accounting policies:**

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are consistent with those described in the annual consolidated financial statements for the year ended December 31, 2000.

These consolidated financial statements should be read in conjunction with the company's annual consolidated financial statements for the year ended December 31, 2000 as set out on pages 37 to 52 of the Company's 2000 Annual Report.

2. **Accounting policy changes:**

Effective January 1, 2001, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants for earnings per share. The new Recommendations substantially harmonize Canadian standards with existing U.S. and International standards.

3. **Earnings per share:**

| | Three months ended December 31 | | Twelve months ended December 31 | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| | (000s) | | (000s) | |
| Net earnings | $ 893 | $ (1,947) | $ 9,598 | $ 1,761 |
| Deemed dividend on convertible securities, net of tax | (440) | (420) | (1,740) | (1,650) |
| Net earnings, basic and diluted | $ 453 | $ (2,367) | $ 7,858 | $ 111 |
| Common shares outstanding, basic and diluted | 15,583 | 15,371 | 15,516 | 15,474 |

4. **Subordinated debentures due within one year:**

The remaining balance of the 7¼% subordinated debentures becomes due on April 30, 2002. The Company's credit facilities have provisions in the borrowing base for the repayment of these debentures.

5. **Financial Instruments:**

Because of the short-term nature of the company's financial instruments, their carrying values in the balance sheet approximate their fair values.

The company sells forward contracts for U.S. dollars to hedge against exchange fluctuations on U.S. dollar denominated accounts receivable. At December 31, 2001, the company had forward contract commitments to sell approximately $2,000,000 U.S. at a rate of $1.00 U.S. to $1.55 Canadian, maturing in February 2002.

6 **Cyclical nature of the business:**

Interim financial results are not necessarily indicative of annual results because the Company operates in markets which are very seasonal in nature. As a result, the Company traditionally reports low sales and operating earnings in the first and fourth quarters, principally due to lower levels of activity in residential, commercial and industrial construction and renovation markets in Canada during winter months.

7. **Segmented information:**

The Company has defined its reportable segments to be Distribution, a wholesale distributor of plumbing and related products and Manufacturing, a manufacturer and distributor of building products, food service equipment and securityware. Corporate and other includes the expenses of the Company's corporate office which has responsibility for taxation, treasury management, corporate development, human resources and legal functions and other miscellaneous expenses.

The operating results by reportable segment are as follows:

| | | Twelve months ended December 31 | |
|---|---|---|---|
| | | **2001** | **2000** |
| | | (000s) | |
| Sales | Distribution | $ 949,978 | $ 981,725 |
| | Manufacturing | 314,511 | 263,293 |
| | | $ 1,264,489 | $ 1,245,018 |
| Operating earnings | Distribution | $ 20,402 | $ 14,511 |
| | Manufacturing | 27,396 | 9,674 |
| | Corporate and other | (9,804) | (6,742) |
| | | $ 37,994 | $ 17,443 |

## Corporate Information

**Share Listings**
The Toronto Stock Exchange (EML)
The Nasdaq Stock Market (EMLTF)

**Convertible Debenture Listing**
The Toronto Stock Exchange (EML.DB)

**Transfer Agents and Registrars**
Common Shares & Debentures
Computershare Trust Company of Canada, Toronto

**Co-Transfer Agent**
Common Shares
Computershare Trust Company, Inc., Denver Co.

**Auditors**
KPMG LLP
140 Fullarton Street, Suite 1400
P.O. Box 2305, London, Ontario N6A 5P2

**Inquiries**
Shareholders
For information regarding individual stock records, transactions, share certificates or stock transfers, please contact:
Computershare Trust Company of Canada
Telephone : (416) 981-9633 or 1-800-663-9097
Facsimile : (416) 981-9507
E-mail : caregistryinfo@computershare.com

Investors and Analysts
For financial information about Emco, please contact :

Daniel J. Boyd
*Director, Investor Relations and Tax*
Telephone: (519) 645-3911
Facsimile: (519) 645-2465
E-mail: dboyd@emcoltd.com

or

Gordon E. Currie
*Vice President, Treasurer and Chief Financial Officer*
Telephone : (519) 645-3905
Facsimile : (519) 645-2465
E-mail : gcurrie@emcoltd.com

EMCO LIMITED
620 Richmond Street
P.O. Box 5252
London, Ontario
Canada
N6A 4L6
Telephone : (519) 645-3900
Facimille : (519) 645-2465
Website : www.emcoltd.com
Email address : dboyd@emcoltd.com

EMCO LIMITÉE

**Rapport trimestriel aux actionnaires**
**Trois mois échus le**
**31 décembre 2001**

25 février 2002

Chers actionnaires,

Je suis très heureux de vous faire part de nos résultats du quatrième trimestre et de l'exercice 2001. Le bénéfice net et les flux de trésorerie nets d'Emco Limitée ont été bien meilleurs en 2001, résultant en une situation financière grandement améliorée au 31 décembre 2001.

Sommaire financier du quatrième trimestre

Le bénéfice net du quatrième trimestre de 2001 est de 0,9 million $, soit un bénéfice dilué par action de 0,03 $ – une amélioration considérable par rapport à la perte de 1,9 million $, soit 0,15 $ par action, pour la même période de l'exercice antérieur. Les résultats du quatrième trimestre de 2000 comprenaient des gains avant impôts de 2,3 millions $ sur la cession d'immobilisations, représentant un bénéfice par action de 0,09 $, et la prise en compte d'une réduction de 4,0 millions $ (bénéfice par action de 0,26 $) des impôts sur les bénéfices futurs.

Le bénéfice d'exploitation pour le quatrième trimestre de 2001 est de 6,6 millions $, comparativement à une perte d'exploitation de 5,3 millions $ au quatrième trimestre de 2000. Les deux groupes d'exploitation d'Emco : Distribution et Fabrication, ont contribué à la hausse du bénéfice d'exploitation.

Le chiffre d'affaires total consolidé d'Emco au quatrième trimestre s'est établi à 300 millions $, en légère baisse sur les 302 millions $ de la même période de l'année antérieure.

Sommaire financier de 2001

Le bénéfice net consolidé d'Emco pour 2001 est de 9,6 millions $, soit un bénéfice dilué par action de 0,51 $ (bénéfice net de 1,8 million $, soit 0,01 $ par action en 2000). Compte non tenu des gains sur la cession d'immobilisations et des redressements d'impôts sur les bénéfices comptabilisés durant les deux exercices, le bénéfice par action est de 0,79 $ plus élevé en 2001 qu'en 2000.

Le chiffre d'affaires, pour l'exercice clos le 31 décembre 2001, est de 1,26 milliard $, en hausse de 1,6 % par rapport à 1,25 milliard $ pour l'exercice 2000. En 2001, le chiffre d'affaires du groupe Distribution a baissé de 3,2 %, alors que celui du groupe Fabrication a augmenté de 19,5 %.

Le bénéfice d'exploitation total de l'exercice a plus que doublé, pour atteindre 38,0 millions $ (17,4 millions $ en 2000). Le groupe Distribution a augmenté son bénéfice d'exploitation de 5,9 millions $, et le groupe Fabrication a augmenté son bénéfice d'exploitation de 17,7 millions $. Les dépenses imputées au poste *Siège social et divers* ont augmenté de 3,1 millions $. Les frais courants du siège social sont restés les mêmes qu'en 2000, mais d'autres frais ont augmenté par suite du règlement de poursuites judiciaires d'années antérieures, et de la radiation de charges et de courus reportés.

Le bénéfice d'exploitation de Distribution a augmenté d'environ 41 % pour s'établir à 20,4 millions $, grâce à de meilleures marges sur les produits, tant au Canada qu'aux États-Unis, et à une baisse des dépenses de ce secteur d'activité au Canada.

Le bénéfice d'exploitation du groupe Fabrication a augmenté d'environ 183 % pour l'année, par rapport à 2000, pour s'établir à 27,4 millions $. Cette hausse est attribuable à une amélioration considérable des résultats de Matériaux de construction. Le relèvement des prix de vente des matériaux de couverture, de pair avec la stabilisation des coûts des matières premières, ont ramené les marges à un niveau plus habituel en 2001. La demande de ces produits a augmenté en 2001 au Canada, après la baisse connue en 2000 dans toute l'industrie. De plus, Le feutre nord-américain – le fabricant de feutre asphalté d'Emco acquis en septembre 2000 – est intervenu pour 6,6 millions $ supplémentaires dans le bénéfice d'exploitation en 2001. Les meilleurs résultats de Matériaux de construction ont été ternis par la baisse du bénéfice d'exploitation de Metcraft, dont le chiffre d'affaires a baissé de 15 % par rapport à 2000.

Emco Limitée a réalisé une amélioration considérable de ses flux de trésorerie nets en 2001, obtenant des rentrées de fonds de 70,0 millions $, une hausse de plus de 85,0 millions $ par rapport à des sorties de fonds de 15,2 millions $ en 2000. Les principaux facteurs contribuant à cette amélioration sont la hausse des liquidités provenant du bénéfice, et l'amélioration de la rotation des éléments d'actif résultant surtout de la réduction des stocks de Distribution. La dette à long terme d'Emco a diminué de 66,1 millions $ durant l'exercice. Le ratio d'endettement de la société était de 0,9/1 au 31 décembre 2001 (1,4/1 au début de l'exercice).

Les frais d'intérêts d'Emco, en 2001, étaient inférieurs de 3,6 millions $ à ceux de l'exercice antérieur, par suite de niveaux d'endettement moyens et de taux d'intérêts moyens moins élevés durant l'année, surtout au cours des six derniers mois.

Effet des saisons sur les résultats d'exploitation d'Emco

L'activité d'Emco se compose surtout de la distribution et de la fabrication de matériaux de construction pour les marchés du bâtiment résidentiel, commercial et industriel au Canada. L'activité de construction, au Canada, est habituellement à son plus bas durant le premier et le dernier trimestres de chaque année, à cause des conditions hivernales. On sait par conséquent que les volumes de vente de la société, pour ses deux secteurs d'activités : Distribution et Fabrication, seront plus bas durant ces périodes et plus élevés durant le deuxième et le troisième trimestres.

Les flux de trésorerie liés à l'exploitation de la société sont aussi essentiellement variables selon le trimestre. Il faut constituer des stocks au premier semestre pour faire face à la demande durant les périodes où les volumes de vente sont plus élevés. L'investissement d'Emco dans les comptes-clients est le plus élevé d'août à octobre, lorsque l'activité de construction atteint sa crête saisonnière. La combinaison de ces facteurs fait que, habituellement, les sorties nettes de fonds de la société ont lieu durant les neuf premiers mois de l'année (cela n'a pourtant pas été le cas en 2001, à cause de la diminution des stocks chez Distribution Canada). Les rentrées de fonds liées à l'exploitation sont les plus élevées au quatrième trimestre, à mesure que les stocks diminuent et que les comptes-clients sont encaissés.

Résultats sectoriels

Le bénéfice d'exploitation du quatrième trimestre, pour le groupe Distribution, a augmenté, passant d'une perte de 1,4 million $ en 2000 à un bénéfice de 2,1 millions $ cette année. Le groupe Fabrication a également connu une amélioration considérable durant les trois derniers mois de 2001 : le bénéfice d'exploitation est monté à 7,2 millions $ (perte de 2,2 millions $ pour la même période en 2000). Les frais du Siège social et divers, pour le trimestre, ont augmenté, passant de 1,6 million $ en 2000 à 2,8 millions $.

Distribution

Le bénéfice d'exploitation de Distribution au quatrième trimestre est supérieur de 3,6 millions $ à celui de 2000. Les principales raisons de cette amélioration sont la hausse des marges sur les produits au Canada et aux États-Unis, et la baisse des dépenses d'exploitation au Canada.

Le chiffre d'affaires de Distribution au Canada, au total, est en baisse de 5,2 % sur celui du quatrième trimestre de l'exercice antérieur. Les ventes des grossistes dans toute l'industrie, selon les rapports de l'Institut canadien de la plomberie et du chauffage (ICPC), sont en hausse de 7,8 % pour le trimestre. Le plan de la direction, visant à se concentrer sur les produits à marge plus élevée au Canada en 2001, ont amené Distribution à refuser certaines ventes assorties de marges insuffisantes.

La vente de produits de plomberie et d'articles connexes est en hausse de 1,2 % au quatrième trimestre par rapport à l'année antérieure. Les volumes de vente sont plus élevés de 11,4 % à l'est du Canada, mais en baisse dans les provinces de l'ouest, en particulier en Alberta et en Colombie-Britannique. Les marges sur les produits de plomberie ont été plus élevées, elles aussi, que durant le quatrième trimestre de l'exercice antérieur.

La vente de produits pour réseaux d'aqueducs a augmenté de façon appréciable durant le trimestre au Québec, mais baissé en Ontario et dans les provinces de l'ouest. Le chiffre d'affaires global, dans les produits pour réseaux d'aqueducs, est inférieur de 14,0 % à celui de la même période de l'exercice antérieur. Cette baisse des revenus de vente est surtout attribuable à la chute des prix des canalisations, car le coût de la résine de PVC a baissé considérablement par rapport à l'année antérieure. En dépit de la baisse des revenus de vente, les marges sur les produits pour réseaux d'aqueducs ont été plus élevées qu'au même trimestre de l'exercice antérieur.

Le chiffre d'affaires des produits industriels, au quatrième trimestre de 2001, est globalement inférieur de 3,3 % à celui de l'année précédente. Les ventes ont été plus soutenues cette année à l'ouest du Canada, par suite de l'augmentation de l'activité dans le secteur du pétrole et du gaz, mais ont baissé au quatrième trimestre. À l'est du Canada, le chiffre d'affaires du quatrième trimestre est beaucoup plus élevé que celui de 2000. Le chiffre d'affaires de Pro-Fit Piping Components, le maître-distributeur d'Emco aux États-Unis, est en légère hausse pour le trimestre.

Les marges sur les produits, en 2001 au Canada, ont subi la pression de la concurrence dans l'industrie du gros. Les mesures spécifiques prises au niveau tant national que régional ont commencé à avoir une incidence favorable sur les marges au troisième trimestre, et les marges ont été plus élevées au quatrième trimestre, par rapport à l'année antérieure, dans toutes les catégories de produits.

L'un des objectifs principaux de la direction, en 2001, était d'améliorer les résultats d'exploitation chez Distribution Canada en comprimant les dépenses. Les dépenses, en pourcentage du chiffre d'affaires, ont commencé à baisser au début de 2001, et cette tendance s'est maintenue tout au long de l'année. L'emploi plus poussé de la technologie dans le traitement des opérations, et les nouveaux processus de gestion de la chaîne d'approvisionnement qui ont été mis en œuvre au cours des trois dernières années ont été déterminants dans la baisse des dépenses globales. Les frais de rémunération, de transport, de déplacement, des systèmes informatiques et les honoraires professionnels ont tous été plus bas au quatrième trimestre et durant tout l'exercice. Le nombre total d'employés à temps plein chez Distribution Canada, à la fin de 2001, était de 8,9 % inférieur à il y a un an, et les coûts associés au personnel occasionnel et à temps partiel avaient également baissé. Les coûts d'exploitation, au quatrième trimestre de 2001, comprennent des dépenses uniques de 1,8 million $ associées à des changements que la direction a commencé à faire pour réduire les coûts d'exploitation en Colombie-Britannique.

Fabrication

Le groupe Fabrication se compose d'Emco Matériaux de Construction Ltée (Matériaux de Construction) et de Metcraft, Inc. (Metcraft). Le 1er janvier 2002, dans le cadre d'un remaniement interne, l'activité de la division Matériaux de construction a été transférée à une filiale à part entière distincte.

Le chiffre d'affaires du groupe Fabrication, pour les trois mois échus le 31 décembre 2001, est de 64,9 millions $, en hausse de 17,2 % par rapport aux 55,4 millions $ de l'année antérieure. La plupart de cette hausse du chiffre d'affaires est attribuable à Matériaux de Construction. Le chiffre d'affaires en hausse ainsi que les marges améliorées sur les produits ont contribué à une augmentation de 9,4 millions $ du bénéfice d'exploitation du groupe au quatrième trimestre, comparativement à celui de l'exercice antérieur.

Les expéditions de bardeaux pour toute l'industrie, selon les rapports de Statistiques Canada, ont monté de 6,8 % au quatrième trimestre. Le temps plus clément en novembre et en décembre dans de nombreuses régions du Canada ont favorisé les travaux de rénovation. Les volumes de ventes et le bénéfice d'exploitation de Matériaux de Construction, au quatrième trimestre, ont été plus élevés que prévu par suite de l'augmentation de l'activité de rénovation au cours des deux derniers mois.

Le marché de la rénovation plus soutenu au Canada, des conditions météorologiques favorables, et la croissance des ventes à l'exportation de matériaux de construction aux États-Unis, y compris celles réalisées par le Feutre nord-américain, ont résulté en un chiffre d'affaires beaucoup plus élevé au quatrième trimestre.

Les marges sur les produits, en 2001, ont été plus élevées qu'en 2000, parce que les coûts de l'asphalte et des autres matières premières se sont stabilisés durant l'exercice. En 1999 et en 2000, le coût de l'asphalte avait monté en flèche, et durant ces années la direction n'avait pas pu augmenter les prix de vente des matériaux de couverture d'Emco suffisamment pour récupérer toutes les hausses du coût de l'asphalte et des autres matières premières. Le coût de l'asphalte a accusé une tendance à la baisse au dernier semestre de 2001, et le coût moyen sur toute l'année est resté à peu près le même qu'en 2000.

La société a relevé les prix de vente de ses matériaux de couverture durant le premier semestre de 2001, et les coûts des matières premières se sont stabilisés. Cette combinaison de facteurs a résulté en un retour à la normale des marges sur les matériaux de couverture en 2001.

Le chiffre d'affaires de la division Fibre de bois, au quatrième trimestre, est plus élevé que celui de la même période de 2000. La vente de produits de spécialité et la hausse des exportations sont les principaux facteurs participant à la hausse des ventes de produits en fibre de bois en 2001. La direction prévoit une augmentation du bénéfice d'exploitation de l'activité Fibre de bois en 2002, par suite des mesures prises pour diminuer les coûts de production et améliorer la composition du chiffre d'affaires.

Les volumes de vente de Metcraft, le fabricant américain d'Emco de produits en acier inoxydable, sont en hausse de 11,2 % au quatrième trimestre. Pour tout l'exercice, cependant, les volumes de vente sont inférieurs à ceux de l'année antérieure, pour les appareils de sûreté et pour POWER SOAK®. Cette baisse de volume est attribuable à la faiblesse de l'économie aux États-Unis en 2001, qui a poussé de nombreux clients de Metcraft acheteurs de produits POWER SOAK – surtout des propriétaires de restaurant à service rapide – à différer leurs dépenses en immobilisations. Metcraft a étendu en 1999 son contrat de licence de fabrication et de vente de POWER SOAK en dehors de l'Amérique du Nord, et se crée un marché en Europe pour ce produit. Avec une reprise de l'économie américaine et l'expansion des ventes qui se poursuit en Europe, la direction prévoit des volumes de vente plus élevés pour Metcraft en 2002.

® POWER SOAK est une marque déposée de Cantrell Industries Inc. utilisée sous licence.

Situation financière et flux de trésorerie consolidés

La situation financière d'Emco, au 31 décembre 2001, s'est améliorée grâce à la hausse du bénéfice net et à une gestion énergique des capitaux, deux facteurs qui ont contribué à la baisse de la dette à long terme.

Le ratio de liquidité générale d'Emco était de 2,23 sur 1 au 31 décembre 2001 (2,75 sur 1 au 31 décembre 2000). En 2001, l'actif à court terme a été réduit de 38,7 millions $, et la majorité des rentrées de fonds créées par cette réduction a servi à diminuer la dette à long terme. Le ratio de la dette totale au capital total s'est amélioré : il était de 0,48 sur 1 au 31 décembre 2001 (0,59 sur 1 au 31 décembre 2000).

Les délais d'encaissement, au 31 décembre 2001, avaient baissé à 46 jours (48 jours un an auparavant). Les frais consolidés de mauvaises créances sont restés bas : environ 0,1 % du chiffre d'affaires en 2001. Emco gère son investissement dans les comptes-clients par l'intermédiaire d'un comité national du crédit, qui établit les objectifs annuels à l'égard des frais de mauvaises créances et de la qualité des comptes impayés.

Le taux de rotation des stocks s'est amélioré considérablement : 4,6 rotations en 2001 contre 4,1 rotations en 2000. La direction a fixé de rigoureux objectifs de réduction des stocks pour Distribution Canada en 2001, et les résultats ont dépassé les attentes durant l'année.

La dette à long terme régie par la facilité de crédit a diminué considérablement, passant de 180,7 millions $ à la fin de 2000 à 114,6 millions $ au 31 décembre 2001.

L'avoir des actionnaires, qui comprend la part de capitaux propres des débentures subordonnées convertibles non garanties, 6 ½ %, a augmenté d'un montant net de 11,4 millions $ en 2001.

Le total des rentrées de fonds nettes créées par la société en 2001 s'est établi à 70,0 millions $, une hausse appréciable sur le total de 15,2 millions $ des sorties de fonds utilisées durant l'exercice antérieur. Les rentrées de fonds provenant de l'exploitation sont de 80,1 millions $, comparativement à des sorties de fonds provenant de l'exploitation de 3,4 millions $ en 2000. Cette amélioration est attribuable à une hausse du bénéfice et à une diminution du fonds de roulement hors-caisse. Les sorties de fonds liées aux investissements ont été inférieures de 1,7 million $ en 2001 par rapport à 2000.

Perspective

Selon les projections du Conference Board du Canada de l'hiver 2002, l'économie canadienne sera relativement faible au cours des quelques premiers mois de 2002, mais va commencer à se reprendre durant l'année. Globalement, la croissance économique projetée par le Conference Board, pour 2002 au Canada, mesurée par le pourcentage d'augmentation du produit intérieur brut, est de 1,6 %. Le Conference Board prévoit aussi que les taux d'intérêts resteront relativement bas en 2002.

Les marges sur les produits plus élevées que nous avons atteintes dans les deux groupes d'activité et les niveaux moins élevés de dépenses chez Distribution Canada vont se maintenir. De plus, la persistance de taux d'intérêts moins élevés et les réductions de la dette totale vont résulter en une baisse des frais d'intérêts en 2002.

Dans un contexte économique relativement favorable, et compte tenu des facteurs que j'ai décrits plus haut, je prévois que le bénéfice dilué par action d'Emco se situera entre 0,80 $ et 0,90 $ en 2002.

Les programmes que nous avons mis en place nous ont permis d'opérer une amélioration graduelle de notre fonds de roulement en 2001. En 2002, je prévois qu'Emco va continuer à créer des rentrées de fonds, mais la majorité de ces fonds devrait provenir du bénéfice, et une petite partie des améliorations dans la gestion de l'actif.

La présente lettre traite de la situation financière d'Emco Limitée au 31 décembre 2001, des résultats de son exploitation et de l'état de ses flux de trésorerie pour la période de trois mois et l'exercice échus à cette date. Il importe de la lire de pair avec l'Analyse par la direction détaillée pour l'exercice échu le 31 décembre 2000, ainsi que pour l'exercice échu le 31 décembre 2001 qui sera envoyé aux actionnaires avant le 31 mars 2002.

Veuillez agréer, chers actionnaires, mes salutations distinguées.

« Douglas E. Speers «

Douglas E. Speers
Président et chef de la direction

Les projections d'avenir exprimées dans la présente lettre sont fondées sur les attentes et les opinions de la direction concernant des événements futurs et comportent par conséquent des risques et des incertitudes. Les résultats réels pourraient différer de façon appréciable des résultats exprimés ou implicites.

## EMCO LIMITÉE
### ÉTATS FINANCIERS CONSOLIDÉS

**États consolidés des résultats**

| | Trois mois échus le 31 décembre | | Douze mois échus le 31 décembre | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| | (Milliers) | | (Milliers) | |
| Chiffre d'affaires | 299 851 $ | 301 880 $ | 1264 489 $ | 1245 018 |
| Coût des produits vendus | 226 267 | 241 914 | 978 902 | 981 109 |
| Frais de vente et d'administration | 61 839 | 61 285 | 230 224 | 231 454 |
| Amortissement | 5 146 | 3 946 | 17 369 | 15 012 |
| | 293 252 | 307 145 | 1226 495 | 1227 575 |
| Bénéfice (perte) d'exploitation | 6 599 | (5 265) | 37 994 | 17 443 |
| Intérêts et autres charges | 4 016 | 6 249 | 19 099 | 22 515 |
| Gains sur cessions | ( 5) | (2 267) | ( 837) | (3 033) |
| | 4 011 | 3 982 | 18 262 | 19 482 |
| Bénéfice (perte) avant impôts sur le revenu | 2 588 | (9 247) | 19 732 | (2 039) |
| Impôts sur le revenu | 400 | (7 300) | 8 000 | (3 800) |
| | 2 188 | (1 947) | 11 732 | 1 761 |
| Intérêts minoritaires dans une filiale | 1 295 | | 2 134 | |
| Bénéfice (perte) net(te) | 893 $ | (1 947) $ | 9 598 $ | 1 761 |
| Bénéfice (perte) par action (note 3) | | | | |
| Non dilué(e) | 0,03 $ | (0,15) $ | 0,51 $ | 0,01 |
| Dilué(e) | 0,03 | (0,15) | 0,51 | 0,01 |

Se reporter aux notes afférentes aux états financiers consolidés.

**États consolidés des bénéfices non répartis**

| | Douze mois échus le 31 décembre | |
|---|---|---|
| | **2001** | **2000** |
| | (Milliers) | |
| Bénéfices non répartis au début de l'exercice | 50 042 $ | 50 735 |
| Bénéfice net | 9 598 | 1 761 |
| Escompte (prime) sur le rachat d'actions et de débentures convertibles | 584 | ( 804) |
| Augmentation de la part capitaux propres des débentures convertibles, nette d'impôts | (1 740) | (1 650) |
| Bénéfices non répartis à la fin de l'exercice | 58 484 $ | 50 042 |

Se reporter aux notes afférentes aux états financiers consolidés.

**EMCO LIMITÉE**
**ÉTATS FINANCIERS CONSOLIDÉS**

**Bilans consolidés**

| | 31 décembre 2001 | 31 décembre 2000 |
|---|---|---|
| | (Milliers) | |
| **Actif** | | |
| Actif à court terme : | | |
| Comptes-clients | 164 780 $ | 175 927 |
| Stocks | 198 638 | 226 446 |
| Impôts sur les bénéfices et autres impôts et taxes à recevoir | | 1 353 |
| Divers | 7 542 | 5 892 |
| | 370 960 | 409 618 |
| Immobilisations | 122 330 | 125 568 |
| Autres éléments d'actif à long terme | 23 195 | 26 334 |
| Écart d'acquisition | 28 536 | 28 357 |
| | 545 021 $ | 589 877 |
| **Passif et avoir des actionnaires** | | |
| Passif à court terme : | | |
| Comptes-fournisseurs et charges à payer | 154 437 $ | 148 728 |
| Impôts sur les bénéfices et autres impôts et taxes à payer | 11 935 | - |
| | 166 372 | 148 728 |
| Dette à long terme | 114 561 | 180 676 |
| Débentures subordonnées | 50 716 | 55 447 |
| Autres avantages complémentaires de retraite | 9 059 | 9 111 |
| Impôts futurs | 20 267 | 24 813 |
| Intérêts minoritaires dans une filiale | 5 216 | 3 682 |
| Avoir des actionnaires : | | |
| Capital-actions | 68 287 | 67 187 |
| Composante capitaux propres des débentures subordonnées convertibles | 48 150 | 47 193 |
| Bénéfices non répartis | 58 484 | 50 042 |
| Gains ou pertes de change cumulatifs | 3 909 | 2 998 |
| | 178 830 | 167 420 |
| | 545 021 $ | 589 877 |

Se reporter aux notes afférentes aux états financiers consolidés.

# EMCO LIMITÉE
## ÉTATS FINANCIERS CONSOLIDÉS

**États consolidés des flux de trésorerie**

| | Trois mois échus le 31 décembre | | Douze mois échus le 31 décembre | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| | (Milliers) | | (Milliers) | |
| Flux de trésorerie liés à l'exploitation | | | | |
| Bénéfice (perte) net(te) | 893 $ | (1 947) $ | 9 598 $ | 1 761 |
| Redressements pour : | | | | |
| Amortissement | 5 400 | 4 285 | 18 393 | 15 676 |
| Gains sur cession | ( 5) | (2 267) | ( 837) | (3 033) |
| Impôts futurs | (2 279) | (3 350) | (4 546) | (3 363) |
| Intérêts minoritaires dans une filiale | 1 295 | - | 2 134 | - |
| Variations du fonds de roulement hors-caisse : | | | | |
| Comptes-clients | 58 276 | 54 480 | 11 147 | 2 538 |
| Stocks | 12 721 | 15 450 | 27 808 | (9 056) |
| Comptes-fournisseurs et charges à payer | (21 882) | (27 982) | 5 147 | (17 539) |
| Impôts sur les bénéfices et autres impôts et taxes à recevoir ou exigibles | 3 651 | (5 222) | 14 204 | 1 163 |
| Avantages complémentaires de retraite | ( 157) | ( 73) | ( 52) | 9 111 |
| Autres | (3 136) | 88 | (2 895) | ( 639) |
| | 54 777 | 33 462 | 80 101 | (3 381) |
| Flux de trésorerie liés aux investissements | | | | |
| Acquisitions d'immobilisations | (3 199) | (4 308) | (14 906) | (13 904) |
| Produit de la cession d'immobilisations | 1 346 | 7 605 | 3 110 | 9 112 |
| Augmentation des autres éléments d'actif à long terme | 2 297 | (5 018) | 1 682 | (5 332) |
| Acquisition d'entreprises | - | ( 909) | - | (1 735) |
| | 444 | (2 630) | (10 114) | (11 859) |
| Total des flux de trésorerie liés à l'exploitation et aux investissements | 55 221 $ | 30 832 $ | 69 987 $ | (15 240) |
| Flux de trésorerie liés aux activités de financement | | | | |
| Augmentation (diminution) de la dette à long terme | (52 415) $ | (29 192) $ | (64 749) $ | 23 235 |
| Rachats de débentures subordonnées | ( 962) | - | (3 030) | (2 178) |
| Rachat d'actions ordinaires | - | | - | (4 252) |
| Diminution de la composante passif des débentures, 6 ½ % | (1 808) | (1 824) | (2 708) | (2 503) |
| Distribution aux intérêts minoritaires | ( 250) | - | ( 600) | - |
| Émission d'actions ordinaires | 214 | 184 | 1 100 | 938 |
| | (55 221) $ | (30 832) $ | (69 987) $ | 15 240 |

Se reporter aux notes afférentes aux états financiers consolidés.

**Notes afférentes aux états financiers consolidés**

**1. Principales conventions comptables :**

Les états financiers consolidés ci-joints, ont été dressés selon les principes comptables généralement reconnus au Canada, et sont conformes à ceux décrits dans les états financiers consolidés annuels pour l'exercice échu le 31 décembre 2000.

Il convient de lire ces états financiers consolidés de pair avec les états financiers consolidés annuels de la société pour l'exercice échu le 31 décembre 2000, présentés aux pages 37 à 52 du rapport annuel 2000 de la société.

**2. Modifications des conventions comptables :**

La société a adopté au 1[er] janvier 2001 les nouvelles recommandations de l'Institut Canadien des Comptables Agréés pour calculer le bénéfice par action. Les nouvelles recommandations ont pour effet d'harmoniser pratiquement les normes canadiennes avec les normes actuellement en vigueur aux États-Unis et sur le plan international.

**3. Bénéfice par action :**

| | Trois mois échus le 31 décembre | | | | Douze mois échus le 31 décembre | | | |
|---|---|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 2001 | | 2000 | |
| | (Milliers) | | | | (Milliers) | | | |
| Bénéfice net | 893 | $ | (1 947) | $ | 9 598 | $ | 1 761 | $ |
| Dividende réputé sur les titres convertibles, net d'impôts | (440) | | (420) | | (1 740) | | (1 650) | |
| Bénéfice net, non dilué et dilué | 453 | $ | (2 367) | $ | 7 858 | $ | 111 | $ |
| Actions ordinaires en circulation, non diluées et diluées | 15 583 | | 15 371 | | 15 516 | | 15 474 | |

**4. Débentures subordonnées échéant à moins d'un an :**

Le solde des débentures subordonnées, 7 ¼ % échoit le 30 avril 2002. Les facilités de crédit de la société comportent des provisions dans la base d'emprunt pour le remboursement de ces débentures.

**5. Instruments financiers :**

Étant donné que les instruments financiers de la société sont à court terme, leur valeur comptable est à peu près la même que leur juste valeur sur le bilan.

La société vend des contrats de change à terme en dollars US pour se protéger contre les fluctuations des taux de change des comptes-clients libellés en devises américaines. Au 31 décembre 2001, la société était partie à des contrats de change à terme visant la vente d'environ 2 000 000 $ US au taux de 1,00 $ US pour 1,55 $ CDN, en février 2002.

**6. Caractère cyclique de l'activité :**

Les résultats financiers intérimaires ne sont pas nécessairement indicatifs des résultats de l'exercice entier, car la société œuvre dans des marchés de nature très saisonnière. Par conséquent, la société réalise habituellement un chiffre d'affaires et un bénéfice d'exploitation bas au premier et au quatrième trimestres, surtout à cause du ralentissement de l'activité au Canada durant les mois d'hiver, dans les marchés du bâtiment résidentiel, commercial et industriel, ainsi que dans celui de la rénovation.

**7. Information sectorielle :**

La société a défini ses secteurs isolables comme étant Distribution, un distributeur en gros de produits de plomberie et d'articles connexes, et Fabrication, un fabricant et distributeur de matériaux de construction, de matériel pour le service alimentaire et d'appareils de sûreté. Le poste *siège social et divers* comprend les dépenses pour lesquelles le siège social de la société est comptable, soit la fiscalité, la gestion de la trésorerie, le perfectionnement de l'entreprise, les ressources humaines et les questions juridiques, ainsi que d'autres dépenses diverses.

Les résultats d'exploitation par secteur isolable sont les suivants :

| | | **Douze mois échus le 31 décembre** | |
|---|---|---|---|
| | | **2001** | **2000** |
| | | (Milliers) | |
| Chiffre d'affaires | Distribution | 949 978 $ | 981 725 $ |
| | Fabrication | 314 511 | 263 293 |
| | | 1 264 489 $ | 1 245 018 $ |
| Bénéfice d'exploitation | Distribution | 20 402 $ | 14 511 $ |
| | Fabrication | 27 396 | 9 674 |
| | Siège social et divers | (9 804) | (6 742) |
| | | 37 994 $ | 17 443 $ |

EMCO LIMITÉE
620 rue Richmond
Boîte postale 5252
London (Ontario)
Canada
N6A 4L6
Téléphone : (519) 645-3900
Télécopie : (519) 645-2465
Site web : www.emcoltd.com
Courriel : dboyd@emcoltd.com

# Renseignements pour l'investisseur

**Inscription des actions**
Bourse de Toronto (EML)
Marché des actions Nasdaq (EMLTF)

**Inscription des débentures convertibles**

**Demandes de renseignements**

Actionnaires
Pour obtenir des renseignements au sujet des registres des actions, des opérations, des

Bourse de Toronto (EML.DB)

**Agents comptables des transferts et des registres**
Actions ordinaires et débentures
Computershare Trust Company of Canada
Toronto

**Co-agent des transferts**
Actions ordinaires
Computershare Trust Company, Inc., Denver (Colorado)

**Vérificateurs**
KPMG s.r.l.
140 rue Fullarton, suite 1400
Boîte postale 2305
London (Ontario)
N6A 5P2

certificats d'actions ou des transferts, prière de communiquer avec:
Computershare Compagnie Montréal Trust du Canada
Téléphone: (416) 981-9633 ou 1-800-663-9097
Télécopie: (416) 981-9507
Courriel : caregistryinfo@computershare.com

Investisseurs et analystes
Pour obtenir de l'information financière au sujet d'Emco, prière de communiquer avec:
Daniel J. Boyd
*Directeur, relations avec les investisseurs et fiscalité*
Téléphone: (519) 645-3911
Télécopie: (519) 645-2465
Courriel: dboyd@emcoltd.com

ou avec:

Gordon E. Currie
*Vice-président, trésorier et directeur des services financiers*
Téléphone: (519) 645-3905
Télécopie: (519) 645-2465
Courriel: gcurrie@emcoltd.com